GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	John Kroen (general investors, analysts and media)
011-525-55-629-8790	312-726-3600
(jacinto.marina@tmm.com.mx)	(jkroen@dresnerco.com)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

GRUPO TMM REPORTS FIRST QUARTER FINANCIAL RESULTS

Comments on steps taken to protect Grupo TMM’s future

(Mexico City, May 20, 2003) – Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $215.5 million for the first quarter of 2003, compared to revenues from consolidated operations of $224.4 million for the same period of 2002. Reduced revenue was reported across all divisions, except Ports, due to the 18.6 percent average depreciation of the peso and continued unfavorable economic conditions, further impacted by significantly reduced automobile revenue from the railroad. Consolidated EBITDA (Earnings Before Income, Taxes and Depreciation) was $49.4 million for the first quarter of 2003, compared to $62.4 million in the first quarter of 2002.

To ensure consistency in reporting, all revenue from operations sold as part of the sale of its 51 percent interest in TMM Ports and Terminals to an affiliate of its current partner in the division, SSA México, are being reported as discontinued operations.Included in the transaction were the operations performed by the division at the ports of Manzanillo, Cozumel, Veracruz and Progreso. Revenues from continuing operations include the ports of Acapulco and Tuxpan. Revenue from these ports increased 19.3 percent to $5.8 million, compared to $4.9 million from these same two ports during the first quarter of 2002.

Grupo TMM’s consolidated first quarter 2003 operating income decreased $9.6 million, from $36.3 million in 2002 to $26.7 million in 2003 and net income for the quarter decreased from $11.9 million in 2002 to a loss of $27.9 million in 2003, caused primarily by sluggish market conditions, higher fuel costs and the impact of peso devaluation, which in the second quarter appears to be reversing.

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Grupo TMM
Add 1

ASSET SALES

On May 14, 2003, the company announced that it completed the sale of its 51 percent interest in the TMM Ports and Terminals division to an affiliate of its current partner in the division, SSA Mexico. Included in the transaction were the operations currently performed by the division at the ports of Manzanillo, Cozumel, Veracruz and Progreso. Net proceeds from the transaction of approximately $114 million will be used to repurchase receivables sold to a trust under the company’s existing Receivables Securitization Facility in an amount of $31.7 million, to repay other indebtedness and for working capital purposes.

Also, the company reached an agreement with one of the holders of certificates under its Receivables Securitization Facility to extend approximately $49.7 million of the certificates until June 30, 2003.

On April 22, 2003, the company announced it had entered into definitive agreements to place its interest in Grupo TFM (TFM) under common control with Kansas City Southern (KCS) for $200 million in cash and 18 million shares of KCS common stock. Grupo TMM will receive an additional cash payment, not to exceed $180 million, upon the successful resolution of the VAT lawsuit.

As part of the transaction, KCS will assume the outstanding contingent obligations of Grupo TMM to purchase shares of TFM held by the government of Mexico upon exercise of a put valued at approximately $480 million as of December 31, 2002. The combined companies of Grupo TFM and KCS will be renamed NAFTA Rail and will continue to trade on the NYSE. At the closing, Jose Serrano, Chairman of Grupo TMM will remain Chairman of TFM and become Vice Chairman of NAFTA Rail. Both Mr. Serrano and Javier Segovia, president of Grupo TMM, will become members of the NAFTA Rail Board of Directors.

Grupo TMM will become the largest stockholder of NAFTA Rail, which, on a combined basis after giving effect to the transaction, would have had fiscal year 2002 revenues and EBITDA of approximately $1.3 billion and $368 million, respectively.

Once the transaction closes, the results of TFM will no longer be included in the Grupo TMM’s consolidated financial statements, including the approximately $993 million of TFM’s outstanding debt (net of TFM’s cash) as of December 31, 2002.

The transaction requires approval by the stockholders of KCS and the stockholders and bondholders of Grupo TMM and certain governmental approvals, including approval of the Mexican Competition Commission, the Mexican Foreign Investment Commission, and the United States Surface Transportation Board (“STB”) approval for KCS’s acquisition of the Tex-Mex Railway. KCS has already obtained $200 million in financing to close the transaction.

This transaction, together with the sale of the Grupo TMM’s interest in TMM ports and Terminals brings the total amount of expected cash proceeds from asset transactions under contract to approximately $270 million plus 18 million shares of NAFTA Rail, and up to a potential total number of $450 million upon the successful resolution of certain future contingencies, which includes the VAT award.

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Grupo TMM
Add 2

LIQUIDITY AND DEBT PROFILE

The company was granted an injunction by a court of local jurisdiction in Mexico (the “Court”), which by its terms, prevents for all purposes in Mexico any of the company’s current creditors from bringing any claims in Mexico for defaults on the company’s existing debt obligations while the Order is in effect. The Order will stay in effect until the conclusion of the case on the merits of the claim.

On May 15, 2003, the company announced it initiated a legal proceeding in Mexico and petitioned the court for an order which effectively prevents creditors of the company including all the holders of the notes from pursuing in Mexico the exercise of their remedies. The company initiated the proceedings to prevent the effects of an imminent default, and provided the company with the additional time to complete the re-structuring or re-financing of its debt obligations in an orderly fashion and to preserve the company’s business. The company, in seeking this relief has acknowledged its legal obligation to make payments and cited, among other factors, the efforts that the company had made in good faith over an extended period of time to re-structure its obligations through the exchange offers. The company requested that the court allow at least one year of relief from the exercise of remedies by all such creditors.

Management will work diligently to resolve issues with all creditors in a manner that is in the interests of the company. In the interim the company will preserve cash as it continues to operate its business in a way that compliments its customers’ needs and expectations.

Javier Segovia, president of Grupo TMM, said, “Having amended the bond exchange three times, extended it five times and made a personal appeal to bond holders on a conference call held on May 6, 2003, we were left with no other choice, but to seek an order that grants us relief from actions that could have been taken by our creditors. I must stress that we did this to protect the equity investors, employees and the company from being forced down a path that would focus on meeting the company’s short-term obligations, not on the future of TMM. We are exploring many alternatives, each with a focus on maximizing value for investors and treating the bondholders fairly.”

VAT LAWSUIT

As previously disclosed on December 9, 2002, the Federal Tribunal of Fiscal and Administrative Justice (the “Tax Court”) in Mexico issued a ruling denying TFM’s right to receive a value added tax (VAT) refund from the Mexican Federal Government. The lower court’s objection stated that the law was violated by issuing a certificate in the name of a third party and not to TFM, but it also stated that TFM did not have a right to that certificate.

Based on the advice of TFM’s legal counsel, who has carefully reviewed the prior favorable decision of the appellate court, Grupo TMM remains confident of TFM’s right under Mexican law to receive the VAT refund. TFM has returned to the Mexican Magistrates Court (Federal Court) and requested that they enforce the original ruling as outlined in their decision of September 25, 2002.

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Grupo TMM Add 3 CONSOLIDATED GRUPO TMM* *All numbers in thousands*

Grupo TMM — First Quarter 2003 vs. 2002

First Quarter 2003

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	154,900	13,625	5,785	27,365	17,788	(3,925)	215,538

Costs	126,078	13,596	4,343	24,250	16,121	(3,947)	180,441

Gross Result		29	1,442	3,115	1,667	22	n.a.

Gross Margin		0.2%	24.9%	11.4%	9.4%	0.6%	n.a.

SG & A (Estimate)		985	653	1,655	735	4,350	8,378

Operating Results	28,822	(956)	789	1,460	932	(4,328)	26,719

Operating Margin	18.6%	(7.0%)	13.6%	5.3%	5.2%	(110.3%)	12.4%

First Quarter 2002

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	157,472	13,311	4,850	33,137	19,108	(3,464)	224,414

Costs	121,737	11,946	4,230	27,019	16,766	(3,359)	178,339

Gross Result		1,365	620	6,118	2,342	(105)	n.a.

Gross Margin		10.3%	12.8%	18.5%	12.3%	(3.0%)	n.a.

SG & A (Estimate)		1,173	622	2,268	1,272	4,449	9,784

Operating Results	35,735	192	(2)	3,850	1,070	(4,554)	36,291

Operating Margin	22.7%	1.4%	0.0%	11.6%	5.6%	(131.5%)	16.2%

*Reflects continuing operations for port division (Acapulco and Tuxpan)

UNCONSOLIDATED RESULTS

(Unconsolidated TMM includes its Specialized Maritime, Logistics and Port and Terminal operations.) Revenues from unconsolidated operations were $51.0 million for the first quarter of 2003, compared to revenues of $70.4 million for the same period of 2002. Unconsolidated EBITDA was $4.1 million for the first quarter of 2003, an EBITDA margin of 8.1 percent.

Grupo TMM’s unconsolidated first quarter 2003 operating loss was $1.1 million compared to operating income of $0.6 million in 2002. In 2003, unconsolidated net income for the quarter was a loss of $27.9 million, compared to a gain of $11.9 million for the first quarter of 2002. Operating and net income in the first quarter of 2003 were impacted primarily by sluggish demand, higher financial costs associated with the convertible and securitization, and the impact of peso devaluation on both the exchange rate and value of the company’s deferred tax credits.

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Grupo TMM
Add 4

Grupo TMM will broadcast its first quarter 2003 conference call for investors over the Internet on Wednesday, May 21, 2003, at 11:00 a.m. EDT. To listen to the live call, please go to http://www.visualwebcaster.com/event.asp?id=14731 to register, download and install any necessary audio software, or dial 800-218-0713 (domestic) or 303-262-2141 (international). If you are unable to participate on the call, a replay will be available through May 28, 2003, 11:59 p.m. EST at this website or by dialing 800-405-2236 or 303-590-3000 and entering conference ID 538411.

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit Grupo TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the company’s investment in TFM and other new businesses; risks associated with the company’s reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division and its interest in Grupo TFM; the ability of the company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the company to repay or refinance its indebtedness. These risk factors and additional information are included in the company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Financial tables to follow........

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Grupo TMM Add 5

Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Income (Restated) - millions of dollars -

	Three months ended March 31,
	2003	2002

Revenue from freight and services	215.538	224.414

Cost & expenses of operation	(157.501)	(155.699)

Depreciation & amortization of vessels and operating equipment	(22.940)	(22.640)

	35.097	46.075

Administrative expenses	(8.378)	(9.784)

Operating income	26.719	36.291

Financial (expenses) income,net	(43.524)	(33.453)

Exchange (loss) gain - Net	(6.105)	0.955

	(49.629)	(32.498)

Other income (expense) - Net	(5.748)	2.213

(Loss) Income before taxes	(28.658)	6.006

Provision for deferred taxes	(10.397)	8.140

Income (loss) before minority interest	(39.055)	14.146

Minority interest	8.907	(11.574)

(Loss) income before results from discontinuing business	(30.148)	2.572

Net income from discontinued business	2.251	9.373

(loss) income Net	(27.897)	11.945

Weighted average outstanding shares (millions)	56.963	56.963
Earnings per share (dollars / share)	(0.49)	0.21

Outstanding shares at end of period (millions)	56.963	56.963
Earnings per share (dollars / share)	(0.49)	0.21

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements. -more-
Grupo TMM Add 6

Grupo TMM, S.A. and subsidiaries * Consolidated Balance Sheet (Restated) - millions of dollars -

	March 31, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	83.489	61.884

Accounts receivable
Accounts receivable - Net	146.046	129.263

Other accounts receivable	126.406	151.807

Prepaid expenses and others current assets	40.697	38.877

Total discontinued current assets	61.372	61.689

Total current assets	458.010	443.520

Property, machinery and equipment - net	1,908.937	1,923.465

Other assets	123.332	125.694

Deferred taxes	196.511	207.831

Total discontinued non-current assets	72.551	75.214

Total assets	2,759.341	2,775.724

Current liabilities:
Bank loans and current maturities of long term liabilities	245.195	224.885

Suppliers	59.824	78.196

Other accounts payable and accrued expenses	256.129	205.915

Total discontinued current liabilities	4.623	6.303

Total current liabilities	565.771	515.299

Deferred taxes	7.723	8.936

Discontinued deferred taxes	12.692	12.659

Long-term liabilities:
Bank loans and other obligations	1,181.318	1,206.828

Other long-term liabilities	117.297	122.240

Total discontinued long-term liabilities	4.567	4.430

Total long-term liabilities	1,303.182	1,333.498

Total Liabilities	1,889.368	1,870.392

Minority interes	710.712	719.619

Discontinued minority interes	47.308	45.863

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	8.552	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	111.953	139.850

Total liabilities and stockholders’ equity	2,759.341	2,775.724

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements. -more-
Grupo TMM Add 7

Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Cash Flow (Restated) - millions of dollars -

	Three months ended March 31,

	2003	2002

Cash flow from operation activities:
(Loss) Income from continuing operation	(30.148)	2.572

Charges (credits) to income not affecting resources:
Depreciation & amortization	27.187	26.392

Minority interest	(8.907)	11.574

Deferred income taxes	10.107	12.521

Other non-cash items	4.020	(5.417)

Total non-cash items	32.407	45.070

Changes in assets & liabilities	38.481	8.907

Total adjustments	70.888	53.977

Net cash provided (used in) by operating activities	40.740	56.549

Cash flow from investing activities:
Proceeds from sales of assets (net)	0.888	0.402

Payments for purchases of assets	(10.130)	(53.322)

Dividends paid to minority partners		(0.673)

Dividends from non-consolidates subsidiaries		1.173

Net cash (used in) provided by investment activities	(9.242)	(52.420)

Cash flow provided by financing activities:
Short-term borrowings (net)	10.056	28.333

Principal payments under capital lease obligations	(0.207)	(0.372)

(Repurchase) sale of accounts receivable (net)	(2.893)

Repayment of long-term debt	(7.247)	(0.247)

New capital lease obligations		0.348

(Paid) Proceeds from convertible notes	(9.602)

Net cash (used in) provided by financing activities	(9.893)	28.062

Net increase (decrease) in cash	21.605	32.191

Cash and cash equivalents at beginning of the period	61.884	83.262

Cash and cash equivalents at end of the period	83.489	115.453

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements.

Note:Cash flows from discontinued business were as follows:

Net cash provided (used in) by operating activities	(2.556)	(1.105)

Net cash (used in) provided by investment activities	(0.848)	(1.036)

Net cash (used in) provided by financing activities	3.292

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Grupo TMM Add 8

Grupo TMM, S.A. and subsidiaries Statement of Income (Restated without Railroad) - millions of dollars -

	Three months ended March 31,

	2003	2002

Revenue from freight and services	50.954	70.358

Cost of freight and services	(42.637)	(57.267)

Depreciation of vessels and operating equipment	(2.069)	(2.750)

	6.248	10.341

Administrative expenses	(7.394)	(9.784)

Operating (loss) income	(1.146)	0.557

Financial (expenses) income,net	(16.040)	(13.464)

Exchange (loss) gain - Net	(1.041)	0.140

	(17.081)	(13.324)

Other (expenses) income - Net	(1.691)	7.985

(Loss) Income before taxes	(19.918)	(4.782)

Provision for deferred taxes	(3.398)	5.076

Income (loss) before minority interest	(23.316)	0.294

Minority interest	(0.437)	(1.919)

Net (loss) income before results for investment in TFM	(23.753)	(1.625)

Interest in TFM	(6.395)	4.196

(Loss) income before results from discontinuing business	(30.148)	2.571

Net income from discontinued business	2.251	9.374

(loss) income Net	(27.897)	11.945

Weighted average outstanding shares (millions)	56.963	56.963
Earnings per share (dollars / share)	(0.49)	0.21

Outstanding shares at end of period (millions)	56.963	56.963
Earnings per share (dollars / share)	(0.49)	0.21

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements.

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Grupo TMM Add 9

Grupo TMM, S.A. and subsidiaries * Balance Sheet (Restated without Railroad) - millions of dollars -

	March 31, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	39.262	31.636

Accounts receivable
Accounts receivable - Net	36.297	36.556

Other accounts receivable	51.689	47.984

Prepaid expenses and others current assets	6.953	6.413

Total discontinued current assets	61.372	61.689

Total current assets	195.573	184.278

Property, machinery and equipment - net	96.883	98.610

Investment in GTFM	379.594	386.165

Other assets	44.886	45.639

Deferred taxes	101.440	105.423

Total discontinued non-current assets	72.551	75.214

Total assets	890.927	895.329

Current liabilities:
Bank loans and current maturities of long term liabilities	208.330	206.332

Suppliers	16.457	15.480

Other accounts payable and accrued expenses	171.185	147.476

Total discontinued current liabilities	4.623	6.303

Total current liabilities	400.595	375.591

Deferred taxes	6.626	7.500

Discontinued deferred taxes	12.692	12.659

Long-term liabilities:
Bank loans and other obligations	202.025	202.276

Other long-term liabilities	63.771	66.206

Total discontinued long-term liabilities	4.567	4.430

Total long-term liabilities	270.363	272.912

Total Liabilities	690.276	668.662

Minority interes	41.390	40.954

Discontinued minority interes	47.308	45.863

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	8.552	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	111.953	139.850

Total liabilities and stockholders’ equity	890.927	895.329

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements.

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Grupo TMM Add 10

Grupo TMM, S.A. and subsidiaries * Statement of Cash Flow (Restated without Railroad) - millions of dollars -

	Three months ended March 31,

	2003	2002

Cash flow from operation activities:
(Loss) Income from continuing operation	(30.148)	2.571

Charges (credits) to income not affecting resources:
Depreciation & amortization	5.246	5.328

Interest in TFM	6.395	(4.196)

Minority interest	0.437	1.919

Deferred income taxes	3.108	(5.347)

Other non-cash items	6.979	1.073

Total non-cash items	22.165	(1.223)

Changes in assets & liabilities	19.642	0.812

Total adjustments	41.807	(0.411)

Net cash provided (used in) by operating activities	11.659	2.160

Cash flow from investing activities:
Proceeds from sales of assets (net)	0.275	0.310

Payments for purchases of assets	(1.415)	(4.765)

Sale of subsidiarie, net of cash sold		31.996

Dividends paid to minority partners		(0.673)

Dividends from non-consolidates subsidiaries		1.173

Refound Dividends and tax to Gtfm		(20.000)

Purchase & sale of marketable securities (net)

Net cash (used in) provided by investment activities	(1.140)	8.041

Cash flow provided by financing activities:
Short-term borrowings (net)	10.056	(1.612)

Principal payments under capital lease obligations	(0.207)	(0.018)

(Repurchase) sale of accounts receivable (net)	(2.893)

Repayment of long-term debt	(0.247)	(0.247)

(Paid) Proceeds from convertible notes	(9.602)

Net cash (used in) provided by financing activities	(2.893)	(1.877)

Net increase (decrease) in cash	7.626	8.324

Cash at beginning of period	31.636	30.477

Cash at end of period	39.262	38.801

* Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of its application in our Financial Statements.

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